Exhibit 4.20

Management’s Discussion and Analysis of the

Financial Condition and Results of Operations

(In thousands of Canadian dollars)

MEDRELEAF CORP.

For the Year Ended March 31, 2018

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management’s discussion and analysis of the financial condition and results of operations (“MD&A”) should be read in conjunction with MedReleaf Corp.’s (“MedReleaf” or the “Company”) audited consolidated financial statements for the years ended March 31, 2018 and 2017 (the “Financial Statements”), including the notes thereto, and which have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

This MD&A is dated June 18, 2018.

Other than per share and per gram amounts, all dollar amounts in this MD&A are in thousands of Canadian dollars unless otherwise stated. All percentages are calculated using the rounded numbers as they appear in the tables.

On June 7, 2017, the Company completed an initial public offering (the “IPO”) of common shares of the Company (“Common Shares”) and, prior to and in connection with the completion of the IPO, the Company also completed a capital reorganization (the “Capital Reorganization”) to simplify the Company’s capital structure. This MD&A represents a discussion of operations and financial condition after the completion of the IPO and the Capital Reorganization. All historically presented share and per share amounts are presented at their post-Capital Reorganization converted amounts for comparability.

On May 14, 2018, Aurora Cannabis Inc. (“Aurora”) and the Company entered into an arrangement agreement (the “Original Agreement” and, as amended by an amending agreement dated May 24, 2018, the “Arrangement Agreement”) pursuant to which Aurora will acquire all of the outstanding common shares of the Company and each shareholder of the Company will be entitled to receive 3.575 common shares of Aurora and $0.000001 in cash in exchange for each Common Share held.

FORWARD-LOOKING INFORMATION

This MD&A includes forward-looking information within the meaning of applicable Canadian securities legislation, which are statements other than statements of historical fact and which can be identified by the use of forward-looking terminology such as “expect”, “likely”, “may”, “will”, “should”, “intend”, “anticipate”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may”, “would”, “could” or “will” happen, or by discussions of strategy. Statements in this MD&A containing forward-looking information includes statements with respect to: the expected performance of the Company’s business and operations; the Company’s expectations regarding revenues, expenses and anticipated cash needs; the intention to grow the Company’s business and operations; the build-out of the Bradford Facility (as defined herein) and the respective costs and timing associated therewith; the renewal of the Licences (as defined herein); and the expected legalization of cannabis for recreational use in Canada and the timing thereof. Statements containing forward-looking information are based upon the expectations, estimates, projections, assumptions and views of future events of management at the date hereof and that management believes to be reasonable in the circumstances, including those relating to: general economic conditions, the expected timing and cost of expanding the Company’s production capacity, the expected timing of the implementation of the Canadian recreational cannabis market, future growth of the Company’s business and international opportunities, the development of new products and product formats, the Company’s ability to retain key personnel, the Company’s ability to continue investing in its infrastructure to support growth, the impact of competition, trends in the Canadian medical cannabis industry and changes in laws, rules and regulations. Statements containing forward-looking information should not be read as guarantees of future events, performance or results, and will not necessarily be accurate indications as to whether, or the times at which, such events, performance or results will occur or be achieved. The forward-looking information contained in this MD&A is subject to known and unknown risks and uncertainties, including but not limited to those risks and uncertainties described in this MD&A under the heading “Risk and Uncertainties” as well as those discussed under the heading “Risk Factors” in the Company’s annual information form dated June 18, 2018 in respect of the financial year completed March 31, 2018 (the “AIF”), any of which could cause actual results to differ materially from those expressed or implied by the forward-looking information disclosed herein. Accordingly, readers are cautioned not to place undue reliance on such forward-looking information. Statements in this MD&A containing forward-looking information speak only as of the date on which they are made and MedReleaf does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

NON-IFRS MEASURES

This MD&A refers to certain non-IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing additional information regarding the Company’s results of operations from management’s perspective. Accordingly, non-IFRS measures should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS. All non-IFRS measures presented in this MD&A are reconciled to their closest reported IFRS measure.

(A) ADJUSTED EARNINGS BEFORE INTEREST, TAX, DEPRECIATION AND AMORTIZATION (“ADJUSTED EBITDA”)

Adjusted EBITDA is used by management as a supplemental measure to review and assess operating performance and trends on a comparable basis. The Company defines Adjusted EBITDA as EBITDA adjusted for the impact of any unrealized expenses or gains, stock based compensation, fair value gains or costs arising from biological assets, expenses related to readying the Company for its initial public offering and other non-recurring costs the Company deems unrelated to current operations.

The Company believes that Adjusted EBITDA provides a useful tool for assessing the comparability between periods of its ability to generate cash from operations. Adjusted EBITDA is presented in order to provide supplemental information to the Financial Statements included elsewhere in this MD&A, and such information is not meant to replace or supersede IFRS measures.

(B) EQUIVALENT GRAMS AND KILOGRAMS

Equivalent grams or kilograms refers to the equivalent number of dried grams or kilograms of cannabis required to produce extracted cannabis in the form of cannabis oil. The Company estimates and converts its cannabis oil inventory to equivalent grams using the combined Tetrahydrocannabinol (“THC”) and Cannabidiol (“CBD”) content in extracted cannabis products. Any reference to (“total grams” or “grams” or “adjusted total grams” or “adjusted grams”) in this document includes both equivalent grams and dried grams, unless otherwise noted and identified as dried grams or equivalent grams for extracts.

On January 1, 2018, the Company changed its estimated conversion rate for extracts from 10 grams per 1,250 mg of THC/CBD to 10 grams per 960 mg of THC/CBD. Equivalent grams are estimated based on the expected yields of extracted plants and are dependent on the efficiency and output of the Company’s extraction processes.

The revised conversion factor resulted in a change to the calculation of equivalent grams sold during the year ended March 31, 2017, as well as the nine months ended December 31, 2017. Equivalent grams sold for the three months ended March 31, 2018 was calculated with the revised conversion rate and has been reflected in this MD&A. The revised conversion factor represents a change in the calculation method of equivalent grams sold relating to extract sales and does not represent a change in the physical sales volume.

(C) CASH COST PER GRAM SOLD

The cash cost per gram sold is used by management to measure the estimated amount of direct production costs, on a per gram sold basis, that are required to produce dried cannabis and cannabis oil extracts. Management uses this measure to track production cost trends and assess the sensitivity and tolerance for pricing changes. Management believes this measure provides useful information by removing non-cash and post production costs and provides a benchmark of the Company against its competitors. The metric is calculated by: removing from production costs incurred during the period, all non-cash based costs (including amortization and inventory write-downs or impairments) and all post production costs; and dividing such amount by the approximate number of grams of cannabis sold during the period. Post production costs include indirect overhead expenses such as: equipment rentals, payment processing fees, indirect labour expenses, shipping and packaging expenses, cost of accessories sold, quality control expenses, and other order fulfillment costs included in production costs.

(D) ADJUSTED PRODUCT CONTRIBUTION MARGIN

Management makes use of an “Adjusted Product Contribution Margin” measure to provide a better representation of performance in the period by excluding non-cash fair value measurements as required by IFRS. Management believes this measure provides useful information as it represents the gross margin for management purposes based on the Company’s complete cost to produce inventory sold, exclusive of any fair value measurements as required by IFRS. The metric is calculated by removing all amounts related to biological asset fair value accounting under IFRS including gains on transformation of biological assets and the cost of finished harvest inventory sold, which represents the fair value measured portion of inventory cost (“fair value cost adjustment”) recognized as cost of goods sold.

COMPANY OVERVIEW

MedReleaf sets The Medical Grade Standard™ for cannabis in Canada and around the world with global recognized best-practice standards including ICH-GMP (Good Manufacturing Practices) and ISO 9001 (Quality Management System) certified producer of cannabis-based pharmaceutical products in North America. MedReleaf is a Research and Development driven company dedicated to patient care, scientific innovation, research and advancing the understanding of the therapeutic benefits of cannabis. Sourced from around the world and cultivated in two state of the art facilities in Ontario, MedReleaf delivers a variety of premium products to patients seeking safe, consistent and effective medical cannabis.

MedReleaf Corp. was incorporated February 28, 2013 under the Business Corporations Act (Ontario). The principal activities of the Company are the production and sale of cannabis for medical purposes as regulated by the Access to Cannabis for Medical Purposes Regulations (Canada) (the “ACMPR”), pursuant to: (i) a licence issued by Health Canada to the Company pursuant to the ACMPR in respect of the Company’s facility located in Markham, Ontario (the “Markham Facility”, and such licence is referred to as the “Markham Commercial Licence” or “Markham Licence”); and (ii) a licence issued by Health Canada to the Company pursuant to the ACMPR in respect of the Company’s facility located in Bradford, Ontario (the “Bradford Facility”, and such licence is referred to as the “Bradford Cultivation Licence” or “Bradford Licence” and, together with the Markham Commercial Licence, the “Licences”). Prior to the expiry of the term of each Licence, the Company must submit an application for renewal to Health Canada which contains information prescribed by the ACMPR. The Company has renewed the Markham Commercial Licence and its current term will expire on February 14, 2020. The current term of the Bradford Cultivation Licence expires on April 10, 2020.

MedReleaf cultivates and produces its cannabis-based pharmaceutical products for direct sale to its patients across Canada. The Company interacts with its patients via its e-commerce platform as well as by phone and email correspondence directed to its patient-care team. Currently, the Company sells dried cannabis, cannabis oils and cannabis oil capsules to its patients from its Markham Facility. MedReleaf’s sales are supported by a variety of initiatives, including health conference sponsorships, as well as through its cannabis education and outreach team of employees. The Company expects both its portfolio of products and the jurisdictions outside of Canada in which it operates to expand as local laws allow, resources permit, and where market research indicates opportunity.

MedReleaf uses quality management and environmental management systems that are certified to the internationally recognized standards of ICH-GMP, ISO 9001 and ISO 14001 (Environmental Management System) respectively, as well as an occupational health and safety management system certified to the internationally recognized standards of OHSAS 18001 (Occupational Health and Safety Assessment), which collectively cover research and development, production, processing, distribution, selling and destruction of cannabis for medical purposes. These certified systems provide the framework to optimize management control, reduce product risks, increase staff safety and reduce environmental impact. Moreover, the Company’s ISO 9001 certified quality management system has been designed to maintain the consistency and quality of the Company’s products. The Company’s systems mandate regular, in-process controls, testing and analysis to ensure the consistency of our cannabis-based pharmaceutical products and that our products meet stringent specifications during production and until delivery to our patients.

SELECTED QUARTERLY AND ANNUAL INFORMATION

The following table sets out a summary of results of operations for the financial periods specified below, as well as specific balance sheet data as at the end of each such period:

			Three months ended					Three months ended
	Year ended Mar. 31 2018	Mar. 31, 2018	Dec. 31, 2017	Sep. 30, 2017	Jun. 30, 2017	Year ended Mar. 31 2017	Mar. 31, 2017	Dec. 31, 2016	Sep. 30, 2016	Jun. 30, 2016
Sales	43,646	12,014	11,350	9,821	10,461	40,339	10,360	10,426	10,749	8,804
Gross profit [1]	46,670	13,309	9,985	11,747	11,629	37,939	10,316	9,714	9,634	8,275
Gross profit %	107%	111%	88%	120%	111%	94%	100%	93%	90%	94%
Expenses	52,317	16,481	13,243	11,694	10,899	22,297	7,425	7,187	4,197	3,488
Income (loss) before taxes	(5,647)	(3,172)	(3,258)	53	730	15,642	2,891	2,527	5,437	4,787
Net and comprehensive income	(7,538)	(819)	(5,001)	(2,126)	408	10,958	2,187	1,738	3,740	3,293

Net (loss) income per share – basic	($0.08)	($0.01)	($0.05)	($0.02)	$0.00	$0.14	$0.03	$0.02	$0.05	$0.05
Weighted average shares – basic [2]	91,119,745	91,119,745	91,746,531	90,399,748	84,051,204	77,789,726	82,338,400	82,074,293	74,847,518	71,915,552
Net (loss) income per share – diluted	($0.08)	($0.01)	($0.05)	($0.02)	$0.00	$0.13	$0.03	$0.02	$0.05	$0.04
Weighted average shares – diluted [2]	93,676,996	93,676,996	98,982,218	93,492,818	91,100,349	81,701,757	85,708,983	85,440,116	79,119,895	76,359,362

Cash and cash equivalents	215,868	215,868	114,581	73,955	86,314	12,899	12,899	25,503	20,679	1,594
Inventories	32,856	32,856	24,862	21,647	12,765	9,511	9,511	6,002	4,567	3,317
Biological assets	3,202	3,202	3,797	2,916	4,742	2,809	2,809	3,024	2,338	2,178
Total assets	357,990	357,990	229,403	157,992	153,622	74,885	74,885	70,134	58,335	24,385
Total non-current financial liabilities	11,112	11,112	12,839	3,193	12,589	10,718	10,718	9,614	9,479	1,831
Shareholders’ equity	328,044	328,044	199,004	135,473	131,887	52,320	52,320	49,528	40,530	17,005

1	Gross profit includes fair value adjustments on biological assets, inventory sold, and carrying amount of inventory.
2	Weighted average number of shares, basic and diluted, for the year ended March 31, 2017 are presented on a converted basis of 116.0909:1 to reflect the capital reorganization.

The table below summarizes quarterly and annual non-financial and non-IFRS metrics for the years ended March 31, 2018 and 2017:

			Three months ended					Three months ended
	Year ended Mar. 31 2018	Mar. 31, 2018	Dec. 31, 2017	Sep. 30, 2017	Jun. 30, 2017	Year ended Mar. 31 2017	Mar. 31, 2017	Dec. 31, 2016	Sep. 30, 2016	Jun. 30, 2016
Adjusted EBITDA	(2,294)	(4,685)	(233)	685	1,939	13,851	1,622	4,093	4,650	3,486
Total grams sold	4,896,213	1,424,643	1,263,490	1,051,151	1,156,929	3,668,104	1,167,325	993,259	852,245	655,275
Adjusted total grams sold [1]	5,034,406	1,424,643	1,323,488	1,089,200	1,197,075	3,697,736	1,196,957	993,259	852,245	655,275
Average selling price per total gram	$8.91	$8.43	$8.98	$9.34	$9.04	$11.00	$8.87	$10.50	$12.61	$13.44
Average selling price per adjusted total gram	$8.67	$8.43	$8.58	$9.02	$8.74	$10.91	$8.66	$10.50	$12.61	$13.44
Cash cost per total gram sold	$1.55	$1.40	$1.83	$1.46	$1.49	$1.73	$1.53	$1.55	$1.49	$2.67
Cash cost per adjusted total gram sold	$1.51	$1.40	$1.75	$1.42	$1.44	$1.72	$1.49	$1.55	$1.49	$2.67
Adjusted product contribution per total gram sold	$6.22	$5.94	$5.80	$6.75	$6.53	$8.42	$6.34	$8.65	$9.82	$9.98
Adjusted product contribution per adjusted total gram sold	$6.05	$5.94	$5.54	$6.51	$6.31	$8.36	$6.18	$8.65	$9.82	$9.98

[1]	As defined. See “Non-IFRS Measures” section for discussion on how equivalent grams and kilograms are calculated.

BUSINESS HIGHLIGHTS

CONTINUED SALES GROWTH

Increased Sales of Cannabis-Based Extract Products

MedReleaf began sales of its cannabis-based extract products, including both cannabis oil and cannabis oil capsules, in November 2016. Since that time, the proportion of revenue related to cannabis-based extract products has increased to 18% of total revenues in the year ended March 31, 2018, which represents increased extract revenues of 532%, compared to total revenues in the year ended March 31, 2017.

BRAND EXPANSION

Preparing for the Launch of the Recreational Market: San Rafael ’71TM

MedReleaf continues to make investments in preparation for the recreational market, which is expected to be implemented in early fall of 2018. The Company continues to augment its management team with a number of key marketing and strategy professionals focused on all elements of readying the organization for a recreational market that will be substantial in size, as estimates suggest. In February 2018, the Company introduced its first adult-use recreational brand, San Rafael ’71TM, inspired by and designed to celebrate the spirit of classic cannabis culture.

San Rafael ’71TM has been designed with the classic consumer in mind, one of the largest segments of the Canadian cannabis market. San Rafael ’71TM is for adults who are discerning and knowledgeable about cannabis products and those who value quality and an authentic experience.

To mark the launch and to introduce Canada to the brand, the company has partnered with one of Canada’s most well-regarded brewers, Amsterdam Brewing, to develop and launch the first San Rafael ’71TM product, 4:20 Pale Ale. A full suite of San Rafael ‘71TM products and experiences will be introduced to the marketplace as regulations allow.

MedReleaf introduces iconic Woodstock brand

MedReleaf entered into an exclusive licencing agreement with Woodstock Cannabis Company for use of the iconic Woodstock brand in the Canadian cannabis market. Under the terms of the agreement, MedReleaf will grow and sell a variety of strains and formats under the Woodstock banner, expanding the offering of products as regulations allow.

PRODUCT EXPANSION

Launch of Soft Gel Capsules

Having officially received Health Canada approval, MedReleaf launched a softgel capsule in February 2018. The capsules will be the first colour-coded and strain-specific softgels in the market.

MedReleaf First Licenced Producer to Launch Topical Cream

On October 4, 2017, MedReleaf successfully launched a topical cream, becoming the first Licenced Producer to do so. The cream is specifically formulated to provide superior absorption with MedReleaf’s CBD strains and was developed in response to patient feedback for topical applications of CBD. The launch of this cream is expected to further contribute to the continued increase in extract oil sales experienced by the Company as topicals are seeing strong growth in parallel US markets, with a tripling of sales since 2014 and forecasts indicating a further tripling of sales by 2019, according to the Brightfield Group. The launch of this cream is further evidence of the Company’s continued leadership in setting the standard for product innovation.

Expanding MedReleaf’s Plant Genetic Intellectual Property

Through our genetic breeding program, MedReleaf has again developed new proprietary cannabis cultivars, with five new cultivars being internally validated and progressing to commercialization, including new CBD-only genetics. The cultivar development program continues to focus on both the improvement of plant morphology as it pertains to cultivation automation, as well as the characterization of novel metabolite (cannabinoid and terpene) profiles and their connection to clinical symptom management outcomes.

In January 2018, MedReleaf introduced three proprietary varieties of premium medical cannabis, genetically crafted and rigorously tested to the highest standard of quality and consistency. For the first time, MedReleaf also provided terpene profiles for patients and health care providers, revealing the unique terpene compositions of each product. The three new products include Equiposa, Orellium and Trutiva. Eqipopsa features an equal balance of CBD to THC and has been bred to maximize the beneficial effects of both cannabinoids. Orellium has been carefully cultivated to the highest standard of quality, this proprietary 2:1 variety offers the benefits of both CBD and THC, enhanced by its unique terpene profile. Trutiva offers our highest level of CBD amongst the three new products and optimizes the therapeutic benefits of CBD while minimizing the psychoactive effects of THC.

LEADERSHIP IN THE INDUSTRY

Company Receives Good Manufacturing Practices Certification

On May 30, 2017, the Company received the Good Manufacturing Practices (“GMP”) certification which recognizes the Company’s compliance with GMP regulations at all stages of the product lifecycle, including third party testing laboratories, as established by International Conference on Harmonization of Technical Requirements for Registration of Pharmaceuticals for Human Use (“ICH”). The technical requirements of GMP are established to promote practices to ensure that safe, effective and high-quality medicines are developed and registered in the most efficient and cost-effective manner and are the same standards and procedures that pharmaceutical companies must adhere to in manufacturing their products in North America, and exceed the Good Production Practices required by Health Canada for growing and cultivating medical cannabis. The Company’s GMP certification signifies that the Company’s quality processes can consistently control and produce cannabinoids and terpenes appropriate to its end use, and that MedReleaf’s production practices meet stringent pharmaceutical manufacturing requirements that are internationally harmonized in 17 countries including the United States, Canada, Singapore, Japan, Australia and European nations.

Leading Multi-Certified Quality Assurance Systems

MedReleaf is the world’s first cannabis company to hold four certifications across various quality systems. They include, ICH-GMP (Good Manufacturing Practices), ISO 9001 (Quality Management Systems), ISO 14001 (Environmental Management Systems) and, ISO 18001 (Occupational Health and Safety).

Clinical Research Developments

MedReleaf continues to advance clinical research and data collection, with a focus on patient outcomes and understanding how unique plant varieties can be used as targeted symptom management tools. During the year, the Company launched a new and increasingly comprehensive version of their patient outcomes survey, focused on better understanding, how different treatment regimens relate to changes in patients’ symptoms, conditions, and quality of life. The survey will help identify what specific cannabis varieties patients are using, and are reporting to be most efficacious. In addition, the Company launched a genomic study aimed at investigating correlations between human genomics and cannabis efficacy, with results expected in 2019.

Other clinical research initiatives include the completion of a phase 1 pharmacokinetic study analyzing the safety and behaviour of orally administered THC in healthy adult volunteers, where the resulting data will better help patients and physicians understand the safety and optimal administration of THC-containing oils and capsules; the publication of several peer-reviewed articles spanning multiple disease areas and therapeutic applications related to medical cannabis; and the formal collaboration with EpiLink (Ontario Brain Institute) in obtaining Health Canada approval for a phase III clinical trial investigating the efficacy of one of MedReleaf’s proprietary CBD oil capsules for reducing seizure frequency in epilepsy treatment-resistant adults.

CONTINUOUS OPERATIONAL EXPANSION

Purchase of Exeter Facility

On March 1, 2018, the Company signed a final release and waiver to acquire a 69-acre greenhouse in Exeter, Ontario (“Exeter Facility”) and 95 acres of adjacent land (“Exeter Land”) for a total purchase price of $26,000 plus applicable taxes and closing costs (the “Exeter Transaction”). On April 11, 2018 the Company closed the Exeter Transaction of $26,000 through cash proceeds of $21,500 and the issuance of 225,083 common shares with a fair value of $4,500 determined using the five day volume weighted average price as at February 23, 2018 of $19.99 per common share.

The Exeter Facility is equipped with 1 million square feet of existing greenhouse infrastructure, providing estimated production capacity of up to 105,000 kilograms annually.

Bradford Facility Developments

In April 2017, the Company completed the first phase of its Bradford Facility construction project, which included drying, trimming, packaging, shipping, storage, and grow rooms with an estimated annual production capacity of 2,800 kilograms of cannabis products. The Company received its Bradford Licence issued under section 35 of the ACMPR for the production of dried cannabis in the completed grow rooms of the Bradford Facility, also in April 2017.

On October 11, 2017, MedReleaf received its amended licence for its Bradford Facility for the use of its Mother Room and Clone Room which will support the growing capacity at the Bradford Facility. On October 20, 2017, the Company received an amended licence for the use of two additional cultivation rooms, which effectively doubled annual production capacity to an estimated 5,600 kilograms at the Bradford Facility. On November 3, 2017, the Company received an additional amended licence which permits the activity of sale to clients from the Bradford Facility. The expiration of the amended licence is April 10, 2020.

As of February 2018, the Company has completed construction of additional cultivation capacity as part of the second phase in the Bradford Facility construction project. The use of the additional capacity is currently pending approval for licensing by Health Canada under section 35 of the ACMPR. Upon Health Canada’s approval, the additional cultivation space will increase total annual production capacity to an estimated 9,500 kilograms.

Since receipt of the licence, MedReleaf has successfully harvested multiple cycles with the product meeting both our rigorous quality assurance process and yield expectations. During the year, the new grow rooms in the Bradford Facility commenced their first grow cycles in the production of cannabis plants. With support of the municipal government, MedReleaf successfully filled the approximately 50 job vacancies that are required for cultivation, processing and general facility care, with a significant surplus of screened and trained resources available on stand-by in the event of an increase in staffing requirements.

Markham Facility Licence Amendment

On June 29, 2017, MedReleaf received its amended license for its Markham Facility. Health Canada is no longer applying production or sale quantities for Licensed Producers. Instead Licensed Producers, including MedReleaf, must manage their cannabis inventory according to the security level of the vault, which in the Markham Facility is Level 9, authorizing the storage of 3,125 kilograms, worth approximately $31,250, of finished goods inventory at any time. In addition, the expiration of the amended license was extended to February 14, 2020.

MANAGEMENT TEAM

Board Renewal

At the time of the closing of the Company’s IPO, MedReleaf replaced its existing board of directors, other than Neil Closner, with four new board members who bring a diverse set of skills and expertise in the following sectors: biotechnology, healthcare, pharmaceuticals, retail and consumer, along with international business, in regulated industries, financial, executive leadership in private equity, public company and not-for-profit. Neil Closner, CEO of the Company, remains on the board and Norma Beauchamp, Ronald Funk, Deborah Rosati and Lloyd Segal were appointed to the board on June 7, 2017.

At the annual meeting of shareholders on September 25, 2017 all five nominees proposed by management were elected with a unanimous vote, and will continue to assist the Company strategically as they hold office until the close of the next annual meeting of shareholders or until the director’s successor is elected or appointed.

Augmentation of Senior Management Team

MedReleaf has significantly augmented its senior management team in the areas of operations, strategy, research and development, international expansion, pharmaceutical sales, logistics and supply chain, legal, and human resources in order to maintain its industry leadership and to position itself for future success. The Company will continue to add to the senior team based on skills and expertise deemed necessary as the industry evolves, both in Canada and internationally.

FINANCING AND CAPITAL RESOURCES

Secured New $20 Million Credit Facility

On April 17, 2017, the Company entered into a new $20,000 secured credit agreement (the “Credit Agreement”) with one of the five largest chartered Canadian banks. The Credit Agreement provides the Company with a $10,000 term credit facility and a $10,000 revolving credit facility, subject to covenant requirements and maintenance by the Company of Licences issued by Health Canada. The Company used $7,500 of the Credit Agreement proceeds to repay its former collateralized credit facility (the “Former Credit Facility”).

Initial Public Offering

On June 7, 2017, the Company completed the IPO, which to the knowledge of the Company was the largest of any cannabis company globally. The IPO consisted of an initial public offering and secondary offering of an aggregate of 10,600,000 Common Shares at a price of $9.50 per Common Share for aggregate gross proceeds of $100,700, with MedReleaf and certain selling shareholders receiving gross proceeds of $80,700 and $20,000, respectively. The Common Shares commenced trading on June 7, 2017 on the TSX under the trading symbol “LEAF”.

December 2017 Offering

On December 4, 2017, the Company announced the closing of the December 2017 Offering, which was a short form prospectus offering on a “bought deal basis”, pursuant to which the Company issued an aggregate of 3,625,470 Common Shares at a price of $16.55 per Common Share, for aggregate gross proceeds to the Company of approximately $60,002. Issuance costs in relation to the equity offering amounted to $4,063 and are reflected in shareholders’ equity. Proceeds from the offering will be used to finance the acquisition and/or construction of additional cannabis production and manufacturing facilities in Canada as well as in other jurisdictions with federal legal cannabis markets, where warranted by the opportunities available to the Company, and the expansion of the Company’s marketing and sales initiatives.

January 2018 Offering

On January 31, 2018, MedReleaf closed a short form prospectus offering on a “bought deal basis”, pursuant to which the Company issued an aggregate of 5,000,000 units (the “Units”) of the Company at a price of $26.50 per Unit for aggregate gross proceeds of $132,500.

Each Unit consisted of one common share (a “Common Share”) and one-half of one common share purchase warrant (each full common share purchase warrant, a “Warrant”) of the Company. Each Warrant will be exercisable to acquire one common share of the Company for a period of two years following the closing date of the January 2018 Offering at an exercise price of $34.50 per common share, subject to adjustment in certain events. In the event that the volume weighted average trading price of the Common Shares for ten (10) consecutive trading days exceeds $51.75, the Company shall have the right to accelerate the expiry date of the Warrants upon not less than fifteen (15) trading days’ notice.

On February 1, 2018, the Company granted the underwriters an over-allotment option which was exercised to purchase an additional 375,000 Additional Warrants at a price of $0.90 per Additional Warrant.

CORPORATE INITIATIVES

High employee engagement and satisfaction

MedReleaf prides itself on its high employee satisfaction and engagement. MedReleaf has focused on various employee initiatives such as building a recruitment team to acquire top class talent, creating onboarding programs to recruit and introduce prospective candidates to the new field of cannabis cultivation, working with insurance companies to advocate for worker rights to access cannabis through benefit providers, implementing MedReleaf’s internal medical cannabis reimbursement program for employees, as well as developing “Cannabis 101” training for in-house cannabis education.

MedReleaf Launches Corporate Social Responsibility Initiatives

MedReleaf prides itself in undertaking corporate social responsibility initiatives that benefit various stakeholders and communities across Canada, including i) entering into a partnership with Canada Company, a charitable, non-partisan organization that serves to build the bridge between business and community leaders and the Canadian Military; ii) obtaining Military Employment Transition (“MET”) Certification and MET Spouse Certification; iii) entering into a partnership in order to provide coaching to internationally-trained professionals to help them develop strategies for securing meaningful employment in Canada; iv) launching an internal program in which full- and part-time employees receive onsite English as a Second Language training at no cost in order to improve their professional skill sets and, ultimately, improve their long-term career prospects in Canada; v) providing education, training and advice to dozens of Canadian employers in order to help them improve their capabilities for managing medical cannabis in the workplace; and iv) participation and support for numerous Canadian charitable organizations, including Cystic Fibrosis Canada, Arthritis Society and Rescue 7.

MedReleaf has provided complimentary consulting and policy revision services for group benefit plans and workplace drug and alcohol policies to a number of organizations across the country. This is a critical element of the Company’s corporate social responsibility plan. The company will continue to help prepare Canadian employers manage cannabis in the workplace to ease the transition into legalization.

BUSINESS INITIATIVES

Signing of First Letter of Intent for Supply of 8 tons of Recreational Cannabis to Québec

In February 2018, MedReleaf signed a Letter of Intent (“LOI”) with Société des alcools du Québec (“SAQ”) to supply the Province of Quebec with a guaranteed volume of high quality adult-use cannabis through SAQ’s retail and online stores. Under the terms of the LOI, MedReleaf will supply SAQ with a minimum of 8,000 kilograms of cannabis products per year.

SAQ was not only focused on selecting producers that would provide a steady supply of safe, high quality cannabis, but they also wanted to be able to provide a broad assortment of products to consumers that cover a range of price points and experiences. The Company believes its reputation for premium award-winning cannabis helped in its selection as one of only 6 LPs to secure an LOI and are pleased to be making these products available to consumers early fall.

R&D Collaboration and Investment in Flora Fotonica Ltd.

On September 14, 2017, the Company entered into a binding agreement to invest and collaborate on the research and development of specialized grow lighting systems for cannabis cultivation with Flora Fotonica Ltd (“Flora Fotonica”). Flora Fotonica will provide the Company with exclusive access to its proprietary LED lighting technology and the Company will dedicate licenced cultivation space, laboratories, and research personnel. This collaboration will allow the Company to utilize the technology being developed to enable potential increases to crop yields and active cannabinoids, additionally it will contribute to the ongoing effort of the Company to reduce energy consumption and the production cost throughout the cultivation process.

MedReleaf Launches Pharmacogenetic-based Cannabis Compatibility Test

On November 8, 2017, MedReleaf announced the launch of ReleafDxTM, the first pharmacogenetics-based cannabis compatibility test to be available from a Canadian licensed producer. The patent pending test is administered by a simple cheek swab and analyzes biomarkers within known metabolic pathways to provide physicians with guidance on dose and product selection for individual patients.

MedReleaf Signs Supplier Agreement with Shoppers Drug Mart

On December 21, 2017, MedReleaf announced an agreement to become a medical cannabis supplier to Shoppers Drug Mart. Subject to Health Canada’s approval of Shoppers Drug Mart’s application to be a licensed producer, under the terms of the agreement the Company will supply Shoppers Drug Mart with premium cannabis-based pharmaceutical products. It is expected the products will be sold online, as Canadian regulations currently restrict the sale of medical cannabis in retail pharmacies.

INTERNATIONAL GROWTH

Completed First Commercial ICH-GMP Certified Cannabis-Based Pharmaceutical Export

MedReleaf successfully completed its’ first commercial ICH-GMP certified cannabis-based pharmaceutical export to a patient in Brazil. Working with the President of the Brazilian NGO, APEPI (translated as “Support for Research and Medical Cannabis Patients”), Margarette Santos De Brito, MedReleaf was able to obtain an import permit from ANVISA (translated as “National Health Surveillance Agency”), which management believes resulted in the first ever export of medical cannabis oil to Brazil. This export marks the beginning of what is expected to be significant international activities, representing a new area of growth for the Company.

International Cultivation Licence Applications

MedReleaf will only pursue international medical and/or recreational cannabis opportunities in accordance and compliance with all applicable laws. The timing of the Company’s activities in such international markets is entirely dependent on the pace of regulatory developments and, as such, it is not feasible for the Company to provide a timeline respecting those activities. While the Company intends to participate in these processes, there is no guarantee that it will do so or, if it does, that it will ultimately be awarded any licences.

Australia: On May 11, 2017, MedReleaf’s Australian partners submitted an application for cultivation of cannabis plants and manufacture of cannabis oils pursuant to medicinal cannabis guidelines by the Australian Office of Drug Control. The application is in active review by the Australian Office of Drug Control, and the Company through its partners have provided detailed responses to two additional requests for information, most recently on October 16, 2017 and is optimistic about being granted a licence.

On November 14, 2017, MedReleaf’s Australian joint venture partner, Indica Industries Pty Ltd. (t/a “MedReleaf Australia”) received a license from the Australian Government Office of Drug Control for the cultivation and production of medical cannabis. The license to undertake authorized cannabis activities commences on November 10, 2018 in order to allow time to complete infrastructure development of the facility.

MedReleaf, through its wholly-owned subsidiary, MedReleaf Holdings (Australia) Ltd., has a 10% equity interest in MedReleaf Australia and, subject to the execution of additional documentation, it is contemplated that the Company would become entitled to receive certain royalties on the gross revenues of MedReleaf Australia, as well as additional equity in the future.

Germany: In March 2018, MedReleaf has announced its agreement to become the largest supplier of medical cannabis products to Cannamedical Pharma GMBH (“Cannamedical”), a leading medical cannabis distributor to pharmacies in Germany. MedReleaf will provide Cannamedical with monthly exports of five of its premium strain varieties significantly improving the predictability and security of drug delivery to the German market.

FINANCIAL PERFORMANCE HIGHLIGHTS

•

Sales for the year ended March 31, 2018 reached a historic high of $43,646, an increase of $3,307 or 8%, compared to the prior year same period sales. The increase in sales was primarily due to sales growth for extract based products partially offset by veteran volume capacity and pricing limitations. Extract sales for the year ended March 31, 2018 were $7,980 and represented 18% of total sales, as compared to the year ended March 31, 2017 whereby extract sales were $1,263 and represented 3% of total sales.

•

Sales and gross profit during the year ended March 31, 2018 increased compared to the same period of fiscal 2017. This increase is primarily attributable to fair value adjustments on biological assets, as well as the increased production capacity at the Markham Facility and Bradford Facility (based on square footage) and patient demand.

•

In response to pricing changes introduced by the VAC Policy, (as defined and discussed below under “Recent Developments – Veteran Affairs Canada Reimbursement Policy”) which took effect on November 22, 2016, the Company offered price discounts to qualifying veterans resulting in a reduction in sales and gross profit from the effective date of such pricing changes through to the year ended March 31, 2018. The Company expects to continue to offer these discounts, effectively lowering the price of some products to qualifying veterans, for the foreseeable future. In addition to the pricing changes, VAC’s Policy also imposed volume restrictions which came into effect on May 21, 2017.

•

Sales volumes for the year ended March 31, 2018 increased to 5,034 adjusted total kilograms, representing a 36% increase from 3,698 total kilograms of cannabis product sold during the year ended March 31, 2017, driven by extract sales.

•

Working capital as at March 31, 2018 was $255,738 and increased $231,033 compared to March 31, 2017 working capital of $24,705. The increase in working capital was primarily due to proceeds related to the Company’s IPO, December 2017 Offering, and January 2018 Offering.

•

Adjusted Product Contribution Margin for the year ended March 31, 2018 was $30,434 or $6.05 per adjusted gram sold, representing a decrease of $469 or 2%, compared to $30,903 or $8.36 per adjusted gram for the year ended March 31, 2017, driven by the introduction of the VAC policy.

•

Cash cost per adjusted gram sold for the year ended March 31, 2018 was $1.51 per gram, a decrease of $0.21 per adjusted gram sold or 12%, when compared to $1.72 per adjusted gram for the year ended March 31, 2017. This was due to increased sales, which allowed for a lower allocation of production costs per adjusted gram.

•

Adjusted EBITDA decreased by $16,145 to a loss of $2,294 for the year ended March 31, 2018 compared to the prior year same period adjusted EBITDA of $13,851. The adjusted EBITDA decrease was primarily due to our investment in the recreational market and development for our international business initiatives, as well as continuous improvements in the Company’s research and development activities and increased operating and overhead expenses due to increased advertising and promotional expenses related to the preparation of the Company’s launch of its recreational brand.

RECENT DEVELOPMENTS (SUBSEQUENT TO MARCH 31, 2018)

Purchase of Industrial building in Bradford

In June 2018, MedReleaf completed the purchase of a 37,714 square feet industrial building in Bradford, Ontario located adjacent to the Company’s existing Bradford facility. The Company will use this new facility to expand its processing operations at its Bradford location.

MedReleaf launches AltaVie

In April 2018, the company announced the introduction of AltaVie by MedReleaf, the Company’s premium recreational cannabis brand designed for a premium consumer who is curious, discerning about life in general and searching for physical, mental and emotional enrichment. The AltaVie product line up will contain a robust assortment of premium offerings, putting an emphasis on strains and forms that will be equally popular with the premium consumer, those new to cannabis and those interested in the wellness category, helping each segment get more out of life.

MedReleaf adds PINs to its medical cannabis products

In April 2018, MedReleaf announced the introduction of Product Identification Numbers (“PINs”) for 57 of its unique medical cannabis products including dried flower, oils, and capsules. Similar to traditional Drug Identification Numbers, PINs are designed to make it easier for employers and payers to classify and incorporate pharmaceutical and health care products into benefits coverage plans. With the introduction of PINs, MedReleaf continues to demonstrate leadership among Canadian licensed producers to facilitate the coverage of medical cannabis on employer-sponsored benefits plans.

MedReleaf partners with Niagara College

In April 2018, MedReleaf announced that it has entered into a memorandum of understanding with Niagara College to foster the development of cannabis production expertise in Canada through its Graduate Certificate program in Commercial Cannabis Production, Canada’s first postsecondary credential in this emerging field. By partnering with Niagara College, MedReleaf is proud to be offering financial support for students and to be sharing its expertise to help develop the program’s structure and curriculum in order to advance the development of the Canadian cannabis industry.

Canadian and Israeli Tech Companies Join Forces to Compete in Global Markets

The joint R&D project between MedReleaf and Israel’s Flora Fotonica to create new LED lighting systems with a special focus on cannabis growing facilities, was selected by the Canada-Israel Industrial Research and Development Foundation (“CIIRDF”) as one of the eight new bilateral R&D projects in May 2018. Leveraging more than $4,700 from CIIRDF, these bilateral R&D teams will combine the strengths and expertise of 20 Canadian and Israeli technology and research companies to develop new technologies with application in the agriculture, energy, aerospace, and information and communications technologies sectors.

Reformulary Group signs MedReleaf as first Licensed Producer

Reformulary Group, Canada’s leading, independent drug plan management company, announced in May 2018 that it has signed MedReleaf as its first Licensed Producer of medical cannabis. The agreement will provide subscribers of Reformulary’s Cannabis Standard, the first cannabis formulary in Canada, with preferred pricing options. This partnership is a major step for Canadian employers looking to navigate the process of covering medical cannabis.

Collaboration with CFL Alumni Association

In May 2018, MedReleaf announced that it will collaborate with the Canadian Football League Alumni Association (“CFLAA”) in conducting an observational study on the benefits of medical cannabis in treating chronic pain and related ailments in retired professional athletes. The collaboration will bring greater awareness to the potential health benefits of using medical cannabis in the treatment of ailments that include chronic pain.

MedReleaf and BioPharma Services Inc. Announce Strategic Alliance

In May 2018, MedReleaf and BioPharma Services Inc. (“BioPharma”) announced that they have entered into an exclusive agreement to conduct clinical research for cannabis and cannabis derived products. BioPharma will provide medical, clinical, pharmacological, and lab expertise to expedite MedReleaf’s product strategy to support in-market products as well as products under development for registration in Canadian and international markets.

Aurora Acquisition

On May 14, 2018, it was announced that Aurora Cannabis Inc. (“Aurora”) and the Company entered into a definitive arrangement agreement (the “Arrangement Agreement”) whereby Aurora would acquire all of the issued and outstanding common shares of the Company for approximately $3.2 billion on a fully dilutive basis (the “Aurora Transaction”). The proposed transaction will bring together two premiere cannabis companies to create the scale the Company believes will be required for growth in Canada and globally.

Under the terms of the Aurora Transaction, holders of the issued and outstanding common shares of the Company will receive 3.575 common shares of Aurora and $0.000001 per common share of the Company held at on the date of conversion. The Aurora transaction contains customary provisions that includes for reciprocal termination fees of $80,000 and expense reimbursements fees of $15,000 if the transaction is terminated in certain specified circumstances. The proposed transaction is subject to approval by the shareholders of MedReleaf.

RESULTS OF OPERATIONS FOR THE THREE AND TWELVE MONTHS ENDED MARCH 31, 2018 AND 2017

SALES

The table below summarizes the Company’s quarterly sales activities for 2018 and 2017:

			Three months ended					Three months ended
	Year ended Mar. 31 2018	Mar. 31, 2018	Dec. 31, 2017	Sep. 30, 2017	Jun. 30, 2017	Year ended Mar. 31 2017	Mar. 31, 2017	Dec. 31, 2016	Sep. 30, 2016	Jun. 30, 2016
Dried cannabis sales	34,061	9,222	8,573	7,693	8,573	37,950	9,062	9,831	10,475	8,582
Dried cannabis grams sold	4,150,315	1,136,215	1,064,873	925,197	1,024,030	3,521,553	1,069,233	944,800	852,245	655,275
Average selling price, dried cannabis	$8.21	$8.12	$8.05	$8.31	$8.37	$10.78	$8.48	$10.41	$12.29	$13.10
Extract sales	7,980	2,370	2,349	1,760	1,501	1,263	967	296	—	—
Equivalent grams sold	745,898	288,428	198,617	125,954	132,899	146,551	98,092	48,459	—	—
Adjusted equivalent grams sold [1]	884,091	288,428	258,615	164,003	173,045	176,183	127,724	48,459	—	—
Average selling price, extract cannabis	$10.70	$8.22	$11.83	$13.97	$11.29	$8.62	$9.86	$6.11	$0.00	$0.00
Adjusted average selling price, extract cannabis	$9.03	$8.22	$9.08	$10.73	$8.67	$7.17	$7.57	$6.11	$0.00	$0.00
Other revenue	1,605	422	428	368	387	1,126	331	299	274	222
Total sales	43,646	12,014	11,350	9,821	10,461	40,339	10,360	10,426	10,749	8,804
Total grams sold	4,896,213	1,424,643	1,263,490	1,051,151	1,156,929	3,668,104	1,167,325	993,259	852,245	655,275
Adjusted total grams sold [1]	5,034,406	1,424,643	1,323,488	1,089,200	1,197,075	3,697,736	1,196,957	993,259	852,245	655,275
Total average selling price	$8.91	$8.43	$8.98	$9.34	$9.04	$11.00	$8.87	$10.50	$12.61	$13.44
Adjusted total average selling price [1]	$8.67	$8.43	$8.58	$9.02	$8.74	$10.91	$8.66	$10.50	$12.61	$13.44

[1]	As defined. See “Non-IFRS Measures” section for discussion on how equivalent grams and kilograms are calculated.

Sales for the three months ended March 31, 2018 were $12,014 and increased $1,654 or 16% compared to the three months ended March 31, 2017 of $10,360. Sales for the year ended March 31, 2018 were $43,646 and increased $3,307 or 8% compared to the year ended March 31, 2017 of $40,339.

Sales growth was primarily the result of increased production capacity, patient demand, yield improvements, and the continued growth of cannabis oil extracts for sale. Throughout the years ended March 31, 2018 and 2017, the Company’s Markham Facility was operating at full capacity (based on square footage). In November 2016, Health Canada approved the Company to produce and sell cannabis oil extracts.

During the three months ended March 31, 2018, 1,425 adjusted kilograms of cannabis products were sold at an adjusted average selling price of $8.43. This represents an increase in volume of 228 kilograms sold compared to an adjusted 1,197 kilograms sold during the three months ended March 31, 2017, at an adjusted total average selling price of $8.66.

During the year ended March 31, 2018, an adjusted 5,034 kilograms of cannabis products were sold at an adjusted average selling price of $8.67 per gram. This represents an increase of 1,337 kilograms or 36% compared to the adjusted 3,698 kilograms sold during the year ended March 31, 2017, at an adjusted average selling price of $10.91 per gram

The average selling price was calculated by taking net sales divided by number of adjusted grams sold during the period. Increased sales volumes during the three and twelve months ended March 31, 2018 were the result of increased production capacity, increased patient demand, yield improvements and the introduction of cannabis oil extracts for sale. As a result of the VAC Policy, the Company also began to offer discounts to qualifying Veterans to assist with the non-reimbursable portion of their medication. The price restrictions came into effect in November 2016 and resulted in a reduction in average selling price. Despite the discounts offered as part of the VAC policy, during the year ended March 31, 2018, the Company has continued to trend positively with modest gains due in part to successful product launches and increased demand for premium products.

COST OF SALES

Production costs consist of labour, materials, consumables, supplies, overhead, amortization on production equipment, shipping, packaging and other expenses required to produce cannabis products sold during the period. Production costs related to the transformation of biological assets to the point of harvest are capitalized and included in the fair value measurement of biological assets. Once goods are sold, the associated capitalized costs are recognized as production costs in the statement of operations in the related reporting period.

Biological assets consist of cannabis plants measured at fair value less cost to sell up to the point of harvest and is inclusive of capitalized production costs. Changes in fair value less cost to sell of the biological assets during the reporting period before harvest are recognized in the results of operations in the related reporting period.

Harvested cannabis is transferred from biological assets at their fair value less cost to sell at harvest, which becomes the deemed cost for inventory which, upon sale, the fair value cost adjustment portion is expensed to finished harvest inventory sold and the capitalized cost portion is expensed to production costs. Gross profit before gain on biological assets represents profit earned before the net impact of fair value gains and finished harvest inventory sold cost of sales that result from the transformation of biological assets.

The fair value changes of the biological assets, inventory expensed, fair value recovery and impairments, and production costs that make up the total cost of sales, for the three and twelve months ended March 31, 2018 and 2017, is presented in the table below:

			Three months ended					Three months ended
	Year ended Mar. 31 2018	Mar. 31, 2018	Dec. 31, 2017	Sep. 30, 2017	Jun. 30, 2017	Year ended Mar. 31 2017	Mar. 31, 2017	Dec. 31, 2016	Sep. 30, 2016	Jun. 30, 2016
Production costs	13,212	3,550	4,020	2,730	2,912	9,436	2,962	1,832	2,376	2,266
Fair value adjustment on inventory sold	26,553	6,107	8,232	5,621	6,593	24,216	7,652	5,110	6,644	4,810
Fair value adjustment on biological assets	(44,098)	(12,261)	(10,887)	(10,277)	(10,673)	(31,252)	(10,570)	(6,230)	(7,905)	(6,547)
Fair value adjustment on carrying inventory	1,309	1,309	—	—	—	—	—	—	—	—

Cost of sales	(3,024)	(1,295)	1,365	(1,926)	(1,168)	2,400	44	712	1,115	529

Cost of sales for the three months ended March 31, 2018 were ($1,295), representing a decrease of $1,339 compared to the prior year same period cost of sales of $44. This decrease in cost of sales is due primarily to an increase in fair value gains on changes in biological assets that resulted from increased production, yield improvements, and the valuation of extracts.

Production costs during the three months ended March 31, 2018 were $3,550, an increase of $588 or 20%, compared to the year ended March 31, 2017. Production costs increased due to an increase in production capacity in Bradford that resulted in higher yields and increased sales.

Cost of sales for the year ended March 31, 2018 were ($3,024), representing a decrease of $5,424, compared to the prior year same period cost of sales of $2,400. This decrease in cost of sales is due primarily to an increase in fair value gains on changes in biological assets that resulted from increased production, yield improvements and the valuation of extracts.

Production costs during the year ended March 31, 2018 were $13,212, representing an increase of $3,776 or 40%, compared to the year ended March 31, 2017. Production costs increased due to an increase in production capacity that resulted in higher yields and increased sales.

Fair value adjustment relating to inventory sold, which represents the fair value cost adjustment portion of cost of goods sold that arise from biological asset transformation and harvest, were $26,553 for the year ended March 31, 2018, representing an increase of $2,337 or 10%, compared to the same period of the prior year due primarily to sales growth which resulted in increased production.

Production costs and cost of finished inventory harvest sold were partially offset by fair value adjustment on biological assets. Fair value adjustments are sensitive to changes in the Company’s average selling price and other changes in the Company’s valuation estimates which include, but are not limited to, average selling prices, remaining costs to complete, the allocation rate and method of production costs, the stage of plant growth and cycles and expected yields. Any changes in underlying estimates and assumptions used to determine fair value gains on the transformation of biological assets could have a negative impact on expected gains.

GROSS PROFIT

Gross profit, including gain on fair value changes of biological assets for the three months ended March 31, 2018 and 2017 was $13,309 and $10,316 or 111% and 100% of sales, respectively. Gross profit, including gain on fair value changes of biological assets for the years ended March 31, 2018 and 2017 was $46,670 and $37,939, or 107% and 94% of sales, respectively. Gross profit increased during the three and twelve months ended March 31, 2018 compared to the same periods of fiscal 2017, primarily due to an increase in sales and an increase in fair value gains driven by increased production capacity, yield improvements, and the sale of extracts commencing in November 2016. Gross profit adjusted for the fair value incremental impact of biological assets is presented below, see “Adjusted Product Contribution Margin (Non-IFRS Measure)”.

EXPENSES

	Year ended		Three months ended			Year ended		Three months ended
	Mar. 31 2018	Mar. 31, 2018	Dec. 31, 2017	Sep. 30, 2017	Jun. 30, 2017	Mar. 31 2017	Mar. 31, 2017	Dec. 31, 2016	Sep. 30, 2016	Jun. 30, 2016
Selling and marketing	11,438	4,488	2,610	2,331	2,009	7,181	2,061	1,742	1,815	1,563
General and administrative	34,482	11,032	9,665	8,600	5,185	13,700	4,877	5,162	2,066	1,595
Research and development	1,128	242	187	317	382	875	322	150	186	217
Amortization of property, plant and equipment	1,983	549	678	359	397	495	162	130	109	94
Amortization of intangible assets	632	475	157	—	—	—	—	—	—	—
Initial public offering related costs	2,611	—	—	102	2,509	—	—	—	—	—
Fair value loss on shareholder loans	192	—	—	—	192	—	—	—	—	—
Fair value loss on deferred share units	428	16	412	—	—	—	—	—	—	—
Interest income	(1,271)	(909)	(223)	(124)	(15)	(75)	(56)	(13)	(2)	(4)
Finance costs	694	176	169	109	240	121	59	16	23	23

Total expenses	52,317	16,069	13,655	11,694	10,899	22,297	7,425	7,187	4,197	3,488

Current income taxes	(1,246)	(2,776)	(277)	1,479	328	1,798	1,798	—	—	—
Deferred income taxes	3,130	416	2,020	700	(6)	2,886	(1,094)	789	1,697	1,494

Total expenses for the three and twelve months ended March 31, 2018 were $16,069 and $52,317, respectively, an increase of $8,644 and $30,020, compared to the three and twelve months ended March 31, 2017 when total expenses were $7,425 and $22,297, respectively. The increase in total expenditures was mainly due to our investment in the recreational market and development for international business initiatives, as well as continuous improvements in the Company’s research and development activities and increased operating and overhead expenses due to increased advertising and promotional expenses related to the preparation of the Company’s launch of its recreational brand.

Selling and marketing expenses for the three and twelve months ended March 31, 2018 were $4,488 and $11,438, an increase of $2,427 and $4,257, respectively compared to the three and twelve months ended March 31, 2017 selling and marketing expenses of $2,061 and $7,181, respectively. These expenses include costs for patient education programs, marketing, promotions, sponsorship, and royalty fees. These increased expenditures in selling and marketing expenses were driven primarily by an increase in advertising and marketing and patient education program fees to support ongoing strategy development and initiatives. This was offset by a royalty fee rebate applied during the year ended March 31, 2018 that reduced fees for the previous two quarters to nil. During the three and twelve months ended March 31, 2018, the Company continued to expand its selling and marketing programs through participation in industry events, greater focus on brand and marketing strategies, and the attainment of new human resource talent to support these initiatives.

The Company intends to continue to invest in selling and marketing initiatives throughout the next year to promote the Company’s existing products and to prepare for the anticipated launch of the recreational market.

General and administrative (“G&A”) expenses for the three and twelve months ended March 31, 2018 were $11,032 and $34,482 (92% and 79% of sales) increasing $6,155 and $20,782, respectively, compared to the three and twelve months ended March 31, 2017 expenses of $4,877 and $13,700 (47% and 34% of sales). Increased G&A expenditures during the three and twelve months ended March 31, 2018 can be specifically attributed to stock based compensation expenses, fair value increase on the DSU plan, increase in payroll costs due to increased human resource talent, new market research initiatives, overhead expenses related to the Bradford Facility, professional fees to support ongoing strategy development and general corporate matters, and costs required to report as a publicly listed entity.

Research and development (“R&D”) costs for the three and twelve months ended March 31, 2018 were $242 and $1,128, representing a decrease of $80 and an increase of $253, from $322 and $875 for the three and twelve months ended March 31, 2017, respectively. This increase in R&D expenditures for the year ended March 31, 2018 was due primarily to new and ongoing initiatives, clinical trials and human resource additions to support product growth and development.

During the three and twelve months ended March 31, 2018, the Company incurred nil and $2,611 in initial public company related costs. These costs include various professional services, legal, consulting, and program development fees incurred to support the Company’s IPO.

Income taxes for the three and twelve months ended March 31, 2018 were ($2,360) and $1,884 (2017 – $704 and $4,684), respectively. The Company is subject to current income taxes at a statutory rate of 25.0% however the effective tax rate for the three and twelve months ended March 31, 2018 differs from the statutory rate due to non-deductible stock based compensation expense resulting in higher taxable income. All non-capital loss carry forwards were used during the year ended March 31, 2017.

Net loss for the three and twelve months ended March 31, 2018 was $812 and $7,531 (2017 – net income of $2,187 and $10,958), respectively. Decrease in net income was primarily due to increased overhead expenses partially offset by increased sales and gross profit as the Company expanded production capacity, specifically driven by fair value gains experienced at Bradford Facility. The main drivers of increased overhead expense for the three and twelve months ended March 31, 2018 were stock option expenses, IPO related costs, business development costs, investments in sales, marketing and brand development, and other G&A expenses incurred to support the current and future growth of the Company.

ADJUSTED EBITDA (NON-IFRS MEASURE)

	Year ended		Three months ended			Year ended		Three months ended
	Mar. 31 2018	Mar. 31, 2018	Dec. 31, 2017	Sep. 30, 2017	Jun. 30, 2017	Mar. 31 2017	Mar. 31, 2017	Dec. 31, 2016	Sep. 30, 2016	Jun. 30, 2016
Income (loss) before income taxes	(5,647)	(3,172)	(3,258)	53	730	15,642	2,891	2,527	5,437	4,787
Adjustments:
Depreciation and amoritzation	5,517	1,872	1,776	926	943	1,692	588	432	354	318
Fair value change in DSU	428	16	412	—	—
Stock-based compensation	11,418	2,177	3,546	4,275	1,420	3,053	604	2,251	99	99
Interest income	(1,271)	(909)	(223)	(124)	(15)	(75)	(56)	(13)	(2)	(4)
Finance costs	694	176	169	109	240	121	59	16	23	23
Initial public offering related fees	2,611	—	—	102	2,509	454	454	—	—	—
Fair value loss on shareholder loans	192	—	—	—	192	—	—	—	—	—
Net impact, fair value of biological assets	(16,236)	(4,845)	(2,655)	(4,656)	(4,080)	(7,036)	(2,918)	(1,120)	(1,261)	(1,737)

Adjusted EBITDA	(2,294)	(4,685)	(233)	685	1,939	13,851	1,622	4,093	4,650	3,486

Adjusted EBITDA for the three and twelve months ended March 31, 2018 was ($4,685) and ($2,294), representing a decrease of $6,307 and $16,145, compared to the three and twelve months ended March 31, 2017, respectively. The decrease in EBITDA was primarily due to the Company’s investment in the recreational market and its international business initiatives, as well as continuous improvements in R&D activities. As a result, increased operating and overhead expenses, such as advertising and promotion, were incurred for the preparation of the Company’s launch of its recreational brand and other initiatives. Additionally, the introduction of the VAC Policy whereby the Company began to offer discounts to qualifying Veterans to assist with the non-reimbursable portion of their medication, contributed to a reduction in gross profit and EBITDA.

CASH COST PER GRAM SOLD (NON-IFRS MEASURE)

The following are the Company’s cash production costs, on a total and per gram and equivalent gram sold basis, for the years ended March 31, 2018 and 2017 as compared to reported production costs (excluding costs resulting from the fair value of biological assets), which represents cost of sales, in accordance with IFRS:

	Year ended		Three months ended			Year ended		Three months ended
	Mar. 31 2018	Mar. 31, 2018	Dec. 31, 2017	Sep. 30, 2017	Jun. 30, 2017	Mar. 31 2017	Mar. 31, 2017	Dec. 31, 2016	Sep. 30, 2016	Jun. 30, 2016
Production costs	13,212	3,550	4,020	2,731	2,912	9,436	2,962	1,832	2,376	2,266
Amortization included in production costs	(2,924)	(870)	(941)	(567)	(546)	(1,197)	(426)	(302)	(245)	(224)
Recovery of production costs	—	—	—	—	—	—	—	405	(405)	—
Post production costs	(2,699)	(681)	(762)	(617)	(639)	(1,896)	(751)	(396)	(459)	(290)

Cash production costs	7,589	1,998	2,317	1,547	1,727	6,343	1,785	1,539	1,267	1,752

Total grams sold	4,896,213	1,424,643	1,263,490	1,051,151	1,156,929	3,668,104	1,167,325	993,259	852,245	655,275
Cash cost per total gram sold	$1.55	$1.40	$1.83	$1.46	$1.49	$1.73	$1.53	$1.55	$1.49	$2.67
Change in conversion of equivalent grams	138,193	—	59,998	38,049	40,146	29,632	29,632	—	—	—
Adjusted total grams sold [1]	5,034,406	1,424,643	1,323,488	1,089,200	1,197,075	3,697,736	1,196,957	993,259	852,245	655,275
Adjusted cash cost per total gram sold	$1.51	$1.40	$1.75	$1.42	$1.44	$1.72	$1.49	$1.55	$1.49	$2.67

[1]	As defined. See “Non-IFRS Measures” section for discussion on how equivalent grams and kilograms are calculated.

The cash cost per adjusted total gram sold for the three months ended March 31, 2018 and 2017, was $1.40 and $1.49, respectively, a decrease of $0.09 or 6% compared to the three months ended March 31, 2017. The adjusted cash cost per gram sold for the years ended March 31, 2018 and 2017, were $1.51 and $1.72, respectively, a decrease of $0.21 or 12% compared to the year ended March 31, 2017. The cost improvements per gram were due to increased production and yield improvements that resulted in improved efficiencies in labour utilization and allocation of fixed costs.

No recovery was recognized during the year ended March 31, 2018. During the year ended March 31, 2017, the Company recognized a recovery of inventory that resulted in a net decrease in production costs of $405. This recovery was primarily the result of dried cannabis held for extraction that was produced during the nine months ended December 31, 2016 but was not valued until the Markham Commercial Licence was amended to allow the Company to produce cannabis oil. While the adjustment does not affect the annual results, it does impact production costs for the three months ended December 31, 2016 and September 30, 2016, and therefore, has been excluded and then added back in estimating cash production costs for those quarters.

ADJUSTED PRODUCT CONTRIBUTION MARGIN (NON-IFRS MEASURE)

The following is the Company’s Adjusted Product Contribution Margin compared to reported gross profit, which includes the gain on changes in fair value of biological assets, in accordance with IFRS for the years ended March 31, 2018 and 2017:

	Year ended		Three months ended			Year ended		Three months ended
	Mar. 31 2018	Mar. 31, 2018	Dec. 31, 2017	Sep. 30, 2017	Jun. 30, 2017	Mar. 31 2017	Mar. 31, 2017	Dec. 31, 2016	Sep. 30, 2016	Jun. 30, 2016
Gross profit	46,670	13,309	9,985	11,747	11,629	37,939	10,316	9,714	9,634	8,275
Adjustments:
Fair value adjustment on inventory sold	26,553	6,107	8,232	5,621	6,593	24,216	7,652	5,110	6,644	4,810
Fair value adjustment on biological assets	(44,098)	(12,261)	(10,887)	(10,277)	(10,673)	(31,252)	(10,570)	(6,230)	(7,905)	(6,547)
Fair value adjustment on carrying inventory	1,309	1,309	—	—	—	—	—	—	—	—

Net gain on fair value measurement of biological assets	(16,236)	(4,845)	(2,655)	(4,656)	(4,080)	(7,036)	(2,918)	(1,120)	(1,261)	(1,737)

Adjusted product contribution margin	30,434	8,464	7,330	7,091	7,549	30,903	7,398	8,594	8,373	6,538

Total grams sold	4,896,213	1,424,643	1,263,490	1,051,151	1,156,929	3,668,104	1,167,325	993,259	852,245	655,275
Adjusted product contribution per total gram sold	$6.22	$5.94	$5.80	$6.75	$6.53	$8.42	$6.34	$8.65	$9.82	$9.98
Adjusted total grams sold [1]	5,034,406	1,424,643	1,323,488	1,089,200	1,197,075	3,697,736	1,196,957	993,259	852,245	655,275
Adjusted product contribution per adjusted total gram sold	$6.05	$5.94	$5.54	$6.51	$6.31	$8.36	$6.18	$8.65	$9.82	$9.98

[1]	As defined. See “Non-IFRS Measures” section for discussion on how equivalent grams and kilograms are calculated.

Adjusted product contribution margin for the three months ended March 31, 2018 was $8,464 or $5.94 per adjusted gram sold, an increase of $1,066, compared to $7,398 or $6.18 per adjusted gram sold, for the three months ended March 31, 2017. This increase was due to sales growth which was primarily the result of increased patient demand, yield improvements, and the continued growth of cannabis oil extracts for sale.

Adjusted product contribution margin for the year ended March 31, 2018 was $30,434 or $6.05 per adjusted gram sold, a decrease of $469, compared to $30,903 or $8.36 per adjusted gram for the year ended March 31, 2017. This marginal decrease in Adjusted Product Contribution Margin was the result of increased labour costs and depreciation attributable to the Bradford Facility expansion, in addition to both price and volume limits imposed by the VAC Policy whereby the Company began to offer discounts to qualifying Veterans to assist with the non-reimbursable portion of their medication.

LIQUIDITY, CAPITAL RESOURCES AND FINANCING

The Company believes it has sufficient liquidity to support continued operations and to meet its short-term liabilities and commitments as they become due. The Company manages its liquidity risk by monitoring its operating requirements. The Company prepares budgets and cash forecasts to ensure it has sufficient funds to fulfill obligations. In managing working capital, the Company may, where necessary, limit or control the amount of working capital used for operations or other initiatives, pursue additional financing, manage the timing of its expenditures, or sell assets.

The table below summarizes total capitalization as at March 31, 2018 and 2017:

As at March 31,	2018	2017
Term credit facility	9,750	—
Revolving credit facility	845	—
Collateralized credit facility	—	7,500
Shareholder loans	—	2,189

Total debt	10,595	9,689

Total equity	328,044	52,320

Total capitalization	338,639	62,009

On April 17, 2017, the Company entered into a new $20,000 Credit Agreement with a major Canadian bank. The Credit Agreement provides the Company with a $10,000 term credit facility and a $10,000 revolving credit facility (together the “New Credit Facility”), subject to covenant requirements. The Former Credit Facility lender continues to indirectly hold 50% of the Company’s outstanding debt under the New Credit Facility, which is administered by and payable to the New Credit Facility lender. The Company utilized the proceeds of the term facility to repay all principal and interest outstanding of $7,500 on the Former Credit Facility, the balance was used to fund the build-out of the Bradford Facility. As of the date of this MD&A, the Company advanced $845 from the revolving credit facility.

On November 10, 2017, the Company amended the Credit Agreement to remove certain financial covenants (the “November 2017 Amended Credit Agreement”). The November 2017 Amended Credit Agreement also removed the election to defer principal payments, and as such, quarterly principal repayments of $250 are required each three month period ended December 31, March 31, June 30, and December 31. The first payment was made on January 2, 2018.

On March 29, 2018, the Company further amended the Credit Agreement (the “March 2018 Amended Credit Agreement”). Under the March 2018 Amended Credit Agreement, the interest coverage ratio, the total leverage ratio and the capitalization ratio under the Credit Agreement were removed and replaced with the following financial covenants for periods July 1, 2019 and onwards: (i) maintaining a total leverage ratio of not more than 3.00 to 1.00; (ii) maintaining shareholders equity of not less than a shareholders’ equity floor as defined in the March 2018 Amended Credit Agreement; and (iii) maintaining a fixed charge coverage ratio of not less than 1.25 to 1.00. For periods prior to July 1, 2019, the Company must maintain a cash and cash equivalent balance of at least 150% of the aggregate outstanding principle balance of all amounts borrowed under the Credit Agreement.

As at March 31, 2018, the Company was in compliance with all covenants contained in the March 2018 Amended Credit Agreement.

On June 7, 2017, the Company completed its IPO and secondary offering (together, the “Offering”) of an aggregate of 10,600,000 common shares (the “Offered Shares”) of the Company at a price of $9.50 per Offered Share (the “Offering Price”) for aggregate gross proceeds of $100,700, with certain selling shareholders receiving $20,000 of the gross proceeds as part of a secondary offering.

On December 4, 2017, the Company closed its December 2017 Offering, which was a short form prospectus offering on a “bought deal basis”, pursuant to which the Company issued an aggregate of 3,625,470 Common Shares at a price of $16.55 per Common Share, for aggregate gross proceeds to the Company of $60,002.

On January 31, 2018, MedReleaf closed a short form prospectus offering on a “bought deal basis”, pursuant to which the Company issued an aggregate of 5,000,000 units (the “Units”) of the Company at a price of $26.50 per Unit for aggregate gross process of $132,500.

While the Company believes that it has the ability to generate sufficient amounts of cash and cash equivalents, in the short-term and long term, to maintain current operational capacity, additional sources of capital and/or financing will be required to meet planned growth. Liquidity will fluctuate based on demand for working capital resources required for these initiatives.

The Company is subject to risks and uncertainties that could significantly impair its ability to raise funds through debt or equity or to generate profits sufficient to meet future obligations, operational, or development needs. See “Risks” for information on the risks and uncertainties that could have a negative effect on the Company’s liquidity.

The table below sets out the cash and working capital (including cash and cash equivalents) as at March 31, 2018 and 2017:

As at March 31,	2018	2017
Cash and cash equivalents	215,868	12,899
Working capital (including cash and cash equivalents)	255,738	24,705

The Company’s working capital as at March 31, 2018, was $255,738 and has increased $231,033 compared to March 31, 2017 ($24,705). This increase in working capital was due primarily to the net proceeds of $256,005 raised from the issuance of share capital and warrants. Cash and cash equivalents is inclusive of $5,000 invested in short-term, cashable Guaranteed Investment Certificates (“GICs”).

Accounts receivable as at March 31, 2018 was $10,750, an increase of $797 from March 31, 2017 of $9,953. This increase was primarily driven by the sales tax refunds receivable, partially offset by a decrease in trade accounts receivable due to increased efforts in collection. Subsequent to March 31, 2018, the Company received an HST refund of $2,820 in settlement of sales tax refunds receivable included in accounts receivable as at March 31, 2018.

Inventories as at March 31, 2018 were $32,856, an increase of $23,345, compared to March 31, 2017 of $9,511. The increase in inventories was due to increased production, deemed costs arising from fair value gains on biological assets, and the addition of cannabis oil inventory that were previously not valued, partially offset by the fair value adjustment of the carrying value of inventory.

Biological assets as at March 31, 2018 were $3,202, an increase of $393 compared to March 31, 2017 of $2,809. This increase was due to increased fair value gains on biological assets resulting from increased production and the addition of cannabis oil extracts that increased the expected yield and fair value of biological assets.

Accounts payable and accrued liabilities as at March 31, 2018 were $16,989, an increase of $9,754 from March 31, 2017 of $7,235. The increase is primarily due to progress billings associated with the second phase of the Bradford Facility construction project.

The tables below summarize the Company’s cash flows for years ended March 31, 2018 and 2017:

Years ended March 31,	2018	2017
Operating activities	(13,156)	12,188
Financing activities	259,647	31,714
Investing activities	(43,522)	(31,920)

Cash and cash equivalents, beginning of period	12,899	917
Cash and cash equivalents, end of period	215,868	12,899

Cash and cash equivalents as at March 31, 2018 were $215,868, which was $202,969 higher than the balance of $12,899 as at March 31, 2017. Increase in cash and cash equivalents was primarily due to the net proceeds from the IPO of Common Shares of the Company, as well as the December 2017 and January 2018 Offerings, offset by additions to property, plant and equipment relating to construction at the Bradford Facility.

CASH FLOW USED IN OPERATING ACTIVITIES

Cash flow used in operating activities for the year ended March 31, 2018 was $13,156, representing a decrease of $25,344 over the cash flow provided by operating activities of $12,188 for the year ended March 31, 2017. Increased operating and overhead expenses due to advertising and promotional efforts related to the preparation of the Company’s launch of its recreational brand, as well as increased professional fees to support ongoing strategy development and general corporate matters, payroll costs due to increased human resource talent, and costs required to report as a publicly listed entity, resulted in the additional use of cash flow during the year ended March 31, 2018, compared to the year ended March 31, 2017. See “Expenses” under “Results of Operations for years ended March 31, 2018 and 2017” above.

CASH FLOW PROVIDED BY FINANCING ACTIVITIES

Cash flow provided by financing activities for the year ended March 31, 2018 was $259,647, an increase of $227,933 compared to cash flow provided by financing activities for the year ended March 31, 2017 of $31,714. The increase in cash flows provided by financing activities was primarily due to net proceeds from the issuance of share capital and warrants of $256,005 (2017—$24,694).

CASH FLOW USED IN INVESTING ACTIVITIES

Cash flow used in investing activities totaled $43,522 for the year ended March 31, 2018. This is an increase of $11,602 compared to the year ended March 31, 2017 of $31,920. This increase in cash flows used in investing activities was primarily due to an increase in additions to property, plant and equipment during the year, which included additional spending on production rooms, leasehold improvements, furniture and other equipment related to the construction and development of the Bradford facility, as well as additions to intangible assets.

COMMITMENTS

The Company has debt, operating lease contractual obligations, and construction related contractual obligations that it has committed to and which are presented in the table below:

	Less than 1 year	1-3 years	4-5 years	After 5 years	Total
Operating lease[1]	289	620	675	358	1,942
Term credit facility	1,000	2,000	2,000	4,750	9,750
Revolving credit facility	845	—	—	—	845
Capital projects[2]	8,325	—	—	—	8,325

[1]	Operating lease is exclusive of common area costs.
[2]	Relates to capital commitments that the Company has made to specific vendors for capital projects pertaining to on-going construction projects.

As at March 31, 2018, the first phase of the Bradford Facility construction project has been completed and the Company planted its first cannabis plants at the facility. Approximately $8,325 of future payments have been committed in relation to the continuous capital development of the Bradford Facility. Furthermore, the Company is currently committed to making payments under an operating lease for its Markham Facilities as well as payments with regards to its debt obligations.

On March 1, 2018, the Company signed a waiver committing the Company to purchase a green house and land in Exeter, Ontario for the purchase price of $26,000 plus applicable taxes and closing costs. The Company subsequently closed the transaction on April 11, 2018.

The Company has an obligation to purchase additional intangible assets on each of December 8, 2018, 2019, and 2020 by way of issuance of Common Shares, contingent on the seller meeting specified targets. Should the seller satisfy the specified targets on the dates listed above, the purchase price of each intangible asset will be $3,750, $3,250, and $3,000, respectively, as previously agreed upon. As at March 31, 2018, this obligation has not been reflected in the consolidated financial statements.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has the following off-balance sheet arrangements in addition to those as described below under “Transactions with Related Parties”.

On April 19, 2015, as part of an amendment to the Licence Agreement with Tikun Olam (both as defined below under “Transactions with Related Parties”), Tikun Olam agreed to reduce future royalties owed by MedReleaf under the terms of the original licence agreement by an amount equal to $250 which is to be offset against future royalties owed by MedReleaf at the earliest possible time provided that this does not occur prior to July 17, 2017. As at March 31, 2018, $250 of royalty fees were applied against the $250 Royalty Rebate, reducing the Royalty Rebate to nil.

LEGAL PROCEEDINGS

The Company currently, and from time to time, is involved in legal proceedings, as well as demands, claims and threatened litigation, that arise in the normal course of the Company’s business. The Company is currently engaged in a dispute before the Agriculture Food and Rural Affairs Appeals (“AFRAA”) Tribunal in connection with an unsuccessful unionization effort by United Food and Commercial Workers Union (“UFCW Canada”) at the Markham Facility. In 2015, UFCW Canada filed applications for union certification before the Ontario Labour Relations Board (the “OLRB”) and the Canada Industrial Relations Board (the “CIRB”). The OLRB ordered that a vote of employees be held, which received a majority of votes against unionization. The OLRB also found that it lacked jurisdiction to consider the UFCW Canada’s application for certification because the Company is not governed by the Labour Relations Act (Ontario) and is instead governed by the Agricultural Employees Protection Act (“AEPA”). UFCW Canada’s application for certification to the CIRB was similarly dismissed on the basis that the CIRB lacked jurisdiction. UFCW Canada subsequently initiated the current complaint before the AFRAA Tribunal, which includes a challenge of the constitutionality of the AEPA.

MedReleaf believes that the ultimate amount of liability, if any, for any pending claims of any type (either alone or combined, and including the application before the AFRAA Tribunal) will not materially affect its financial position or results of operations. However, the ultimate outcome of any litigation is uncertain and, regardless of outcome, litigation can have an adverse impact on the Company’s business because of defence costs, negative publicity, diversion of management resources and other factors. See “Risks and Uncertainties”.

TRANSACTIONS WITH RELATED PARTIES

The Company has engaged in transactions and has outstanding balances with related parties of the Company.

Included in G&A expenses for the year ended March 31, 2018 was nil (2017—$122) in consulting fees paid to Two Plus Management Corp. a consulting company whose principal is Neil Closner, an executive officer and shareholder of the Company.

Included in G&A expenses for the year ended March 31, 2018 was $15 (2017—$57) in consulting fees paid to Vive Technologies Inc., whose principal is Jeremy Friedberg, a consultant and shareholder of the Company.

On July 17, 2013, the Company entered into a licence and distribution agreement (“Licence Agreement”) for a term of 12 years (renewable for a further five-year period) with Tikun Olam Ltd., a corporation incorporated under the laws of Israel and a shareholder of the Company. The Licence Agreement grants the Company exclusive licence to use Tikun Olam Ltd.‘s intellectual property, as defined in the Licence Agreement, for the cultivation, processing, marketing, sale and other commercialization of medical cannabis in Canada and New York State.

Under the Licence Agreement, the Company is subject to royalties on certain net revenue in connection with Tikun Olam Ltd.‘s intellectual property commencing in the third year of the term of the Licence Agreement (July 18, 2015). Total royalties included in selling and marketing expenses for the year ended March 31, 2018 was $272 (2017—$535). In accordance with the share purchase promissory note, these royalties, less applicable withholding taxes, have been offset against the share purchase loan outstanding. In consideration for certain licensing concessions, Tikun Olam Ltd. agreed to reduce future royalties owed by the Company under the terms of the original licence agreement by an amount equal to $250 (the “Royalty Rebate”), which is to be offset against future royalties owed by the Company commencing July 17, 2017. During the year ended March 31, 2018, $250 of royalty fees were applied against the $250 Royalty Rebate, reducing the Royalty Rebate to nil. As at March 31, 2018, the Company included in accrued liabilities $151 (2017—$103) of withholding taxes payable on behalf of Tikun Olam Ltd. and $522 (2017—$146) of royalty fees payable.

These transactions are in the normal course of business and are measured at their exchange amounts, as mutually agreed to by the related parties and the Company.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Financial Statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, sales and expenses, and the related disclosure of contingent liabilities. The Company bases its judgments on historical experience and on various other assumptions that it believes are reasonable under the circumstances, the results of which form the basis for making estimates about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The following discusses the most significant accounting judgments and estimates that the Company has made in the preparation of the Financial Statements.

INVENTORY

Inventory, consisting of harvested goods, cannabis oil extracts and accessories is measured at the lower of cost and net realizable value.

Cost includes production costs directly attributable to the production or purchase of inventory items as well as deemed costs attributable to fair value gains on the transformation of biological assets. These deemed costs are estimated using assumptions that include, but are not limited to, average selling prices, remaining costs to complete, the allocation rate and method of production costs, the stage of plant growth and cycles, and expected yields. Any change in these assumptions could negatively impact operational results, the actual realizable value of inventory and future expected gains.

Cannabis is measured and weighed at various stages throughout its life and production cycle. Due to its biological nature, cannabis loses moisture, and therefore weight over time. The Company, in measuring inventory, must make assumptions as to the amount of loss attributable to moisture loss or evaporation, which may result in an actual finished product weight less than was estimated.

Extracts are a by-product that are derived from dried cannabis. Extracts are added to oils and sold as cannabis oil in vials or capsules and are priced based on the total combined amount of THC and CBD content. The Company estimates the amount of THC and CBD expected to be derived from each gram of dried cannabis.

BIOLOGICAL ASSETS

The Company measures biological assets consisting of cannabis plants at fair value less costs to sell up to the point of harvest. Production costs related to the transformation of biological assets to the point of harvest are capitalized and included in the fair value measurement of biological assets. Agricultural produce consisting of cannabis is measured at fair value less costs to sell at the point of harvest, which becomes the basis for the cost of harvested goods inventories after harvest.

Gains or losses arising from changes in fair value less costs to sell during the years, exclusive of capitalized production costs, are included in the results of operations of the related year. Upon harvest, capitalized production costs are transferred to finished harvest and included in the results of operations during the year in which the harvested cannabis is sold and revenue recognized.

The Company determines the fair value of biological assets using a model-based approach that incorporates interdependent estimates and assumptions including the most recent three-month average selling price, expected yields, the stage of growth, the average cultivation time to the point of harvest, the rate of consumption, the expected remaining costs to sell, and is then risk adjusted at each stage of growth to determine the weighted average fair value “deemed cost” per gram.

ESTIMATED USEFUL LIVES AND DEPRECIATION OF PROPERTY AND EQUIPMENT

The depreciation of property and equipment is dependent on estimates of the useful lives, which are determined through the exercise of judgement. Actual useful lives may differ from those estimates and may require future write-down or impairment. The assessment of any impairments of these assets takes in to account such factors as economic and market conditions and the useful lives of these assets.

INTANGIBLE ASSETS

Intangible assets are comprised of trademarks, patents, and other intangible assets and are considered to have an indefinite useful life. No amortization is recognized for indefinite useful life intangible assets.

Intangible assets with an indefinite useful life are tested for impairment annually or when events or changes in circumstances indicate that they might be impaired. An intangible asset is impaired if the recoverable amount is less than its carrying amount. The recoverable amount is the higher of the asset’s fair value less cost to sell and the value in use. If the recoverable amount of the individual asset cannot be estimated because it does not generate independent economic inflows, the entire cash generating unit (“CGU”) is tested for impairment. A CGU is the smallest group of assets that can generate cash inflows independent of other assets.

SHARE-BASED COMPENSATION

In determining the amount and timing of expenditures related to share-based compensation, the Company uses judgement to determine key estimates such as the value of shares, the rate of forfeiture of options granted, the expected life of the option, the volatility of the value of the shares and the risk-free interest rate used.

ASSET RETIREMENT OBLIGATIONS

Asset retirement obligations estimate the future fair value cost required to remediate the Company’s leased facility in Markham. The estimated valuation is based on management’s best judgement and third-party estimates where available and requires the Company to make assumptions including discount rate, the existence of any future obligations, the likelihood that any obligations will be incurred and their amounts and timing.

SHARE ISSUANCE AND SHARE LISTING COSTS

In connection with the Company’s Offering and listing of the Company’s existing shares on the TSX (the “Listing”), the Company incurred underwriters’ fees, legal costs, consulting fees, initial listing fees, travel and other professional fees. All costs that were incremental and directly attributable to the issuance of new common shares were recorded as a reduction to share capital. All other costs incurred in relation to the Company’s listing of existing shares and preparing the Company to operate and report as a publicly listed Company were expensed to Initial public offering costs. The Company’s management applied judgement in determining which costs to attribute to the Offering and which to attribute to the Listing, where costs were incurred jointly, the Company allocated the costs based on the percentage (9%) of common shares applicable to the Offering (8,494,742 common shares) and the percentage (91%) applicable to the Listing (81,880,206 common shares).

DEFERRED SHARE UNITS

Certain Non-Employee Directors (“NED”) can elect to receive up to 100% of their annual compensation in Deferred Share Units (“DSU”). Each DSU grant price is determined using the Company’s five day volume weighted average trading price (“VWAP”). NEDs can elect to receive settlement of their DSUs by way of a lump sum cash payment on any date the NED ceases to be a director of the Company or any of its subsidiaries (the “Settlement Date”). The settlement amount is equal to the market value on the Settlement Date of one share for each DSU credited to the director’s account on the Settlement Date.

Upon initial recognition on the date of grant, the Company records a DSU liability for DSUs that have vested, in Accounts payable and accrued liabilities. The DSU liability is remeasured at its fair value at the end of each fiscal reporting period and on the settlement date, with changes in fair value recognized through net (loss) income.

INVESTMENT TAX CREDITS

The Company claims investment tax credits for expenditures incurred as a result of scientific research and development initiatives. Management makes a number of estimates and assumptions in determining the amount of investment tax credits eligible to be claimed.

INCOME TAXES

In calculating the amount of current and deferred income tax expenses, liabilities and assets, management must use judgement in making estimates and assumptions including but not limited to, the timing of when future liabilities or benefits will be realized, the tax rates expected to be in effect and applicable to temporary differences when they reverse, taxable income, and the utilization of tax loss carry forwards and credits available, if any.

NEW STANDARDS AND INTERPRETATIONS NOT YET ADOPTED

IFRS 9 – FINANCIAL INSTRUMENTS

In July 2014, the IASB issued the final publication of the IFRS 9 Financial Instruments (“IFRS 9”) standard. The new standard is effective for annual periods beginning on or after January 1, 2018. IFRS 9 includes revised guidance on the classification and measurement of financial instruments, new guidance for measuring impairment on financial assets, and new hedge accounting guidance.

While there is no material impact on the classification and measurement of the Company’s financial assets and financial liabilities under IFRS 9, the introduction of the “expected credit loss” model for impairment will impact the Company’s impairment of accounts receivable. Under IFRS 9, the model will be based on the Company’s grouping of the allowance, determined by the nature of the receivable. The new model incorporates current and forecasted factors that are specific to the borrowers and general economic conditions at the reporting date. A provision matrix, based on the Company’s historical observed default rates over the expected life of the accounts receivable, will also be applied. Bad debt allowance will be calculated by multiplying the provision rates against the aged accounts receivable for each grouping.

The Company assessed the impact of adopting IFRS 9 retrospectively and determined that the impact was not material. Commencing April 1, 2018, the Company will adopt IFRS 9 on a cumulative effective basis, with no restatement of the comparative period.

IFRS 15 – REVENUE FROM CONTRACTS WITH CUSTOMERS

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers (“IFRS 15”). The new standard is effective for annual periods beginning on or after January 1, 2018. IFRS 15 introduces a single model for recognizing revenue from contracts with customers. The standard requires revenue to be recognized in a manner that depicts the transfer of promised goods or services to a customer and at an amount that reflects the consideration expected to be received in exchange for transferring those goods or services.

The Company assessed the impact of adopting IFRS 15 retrospectively and determined that the impact was not material. Commencing April 1, 2018, the Company will adopt IFRS 15 on a cumulative effective basis, with no restatement of the comparative period.

IFRS 16 – LEASES

In 2016, the IASB issued IFRS 16, Leases (“IFRS 16”), replacing IAS 7, Leases, and related interpretations. The standard introduces a single on-balance sheet recognition and measurement model for lessees, eliminating the distinction between operating and finance leases. Lessors continue to classify leases as finance and operating leases. IFRS 16 becomes effective for annual periods beginning on or after January 1, 2019, and is to be applied retrospectively. Early adoption is permitted if IFRS 15 has been adopted. The Company is currently assessing the impact of the new standard on its consolidated financial statements.

FINANCIAL INSTRUMENTS

The Company’s financial instruments as at March 31, 2018, consisted of cash and cash equivalents, accounts receivable, convertible note receivable, accounts payable and accrued liabilities, and term and revolving credit facilities.

CASH AND CASH EQUIVALENTS

Included in cash and cash equivalents are short-term investments in short-term Guaranteed Investment Certificates which involves exposure to credit and interest rate risk. Credit risk is managed by selecting high quality issuers and low risk investments which minimizes the potential of default by the issuer of the certificates. Interest rate risk is mitigated by the short-term, cashable nature of the securities.

ACCOUNTS RECEIVABLE

Accounts receivable is comprised of amounts due from patients, insurance providers, third party e-commerce payment processing facilitators, and input tax credit refunds. Accounts receivable are subject to credit risk and liquidity risk that could result in an inability to collect amounts due. Credit risk is mitigated by regular monitoring of aged receivables and managing the underlying business relationships with insurance providers. Liquidity risk is mitigated by requiring advance payment for most non-insurance or high-risk transactions.

CONVERTIBLE LOAN RECEIVABLE

The convertible loan receivable consists of a promissory note issued by Ehave in favour of the Company, to develop software and a branded application for the Company. The note is convertible into equity securities of Ehave at the option of the Company and is subject to risk which is mitigated by managing the underlying business relationship.

ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities is comprised of trade and non-trade payables, employee related costs and compensation accrued, sales tax and other government remittances payable, and other Company obligations expected to be settled within one year. These obligations are subject to liquidity risk, in that the Company may not be able to settle its obligations as they become due. See “Liquidity, Capital Resources and Financing”, above, for discussion on how the Company manages liquidity risk.

TERM CREDIT FACILITY

The Term Credit Facility is a variable rate, 10-year secured loan and is subject to interest and liquidity risk. The Company regularly monitors economic and market conditions to assess the likelihood and impact of changes in variable interest rates. See “Liquidity, Capital Resources and Financing”, above, for discussion on how the Company manages liquidity risk.

DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

INTERNAL CONTROLS OVER FINANCIAL REPORTING

In accordance with National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, management is responsible for establishing and maintaining adequate Disclosure Controls and Procedures (“DCP”) and Internal Control Over Financial Reporting (“ICFR”). Management has designed DCP and ICFR based on the 2013 Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), with the objective of providing reasonable assurance that the Company’s financial reports and information, including the Company’s Condensed Interim Consolidated Financial Statements and MD&A were prepared in accordance with IFRS. There have been no changes to the design of internal controls over financial report that occurred during the year ended March 31, 2018 that have materially affected or are reasonably likely to materially affect the internal controls over financial reporting. The CEO and CFO have concluded that the design of DCP and ICFR were adequate and to provide such assurance as at March 31, 2018.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the CEO and CFO, believes that any DCP or ICFR, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

OUTSTANDING SHARE DATA

As at the date of this MD&A and March 31, 2018, the following Common Shares and securities convertible into Common Shares of the Company were issued and outstanding:

	June 18, 2018	March 31, 2018
Common shares outstanding	101,329,195	100,779,791
Convertible warrants	2,875,000	2,875,000
Common stock options	5,918,871	6,645,835

Shares outstanding and issuable upon conversion of convertible warrants and exercise of common stock options	110,123,066	110,300,626

RISKS AND UNCERTAINTIES

MedReleaf is subject to various risks that could have a material and negative effect on the Company, it’s financial performance, condition and outlook. These risks could cause actual results to differ materially from those expressed or implied in forward-looking statements included in this MD&A, the Company’s financial statements and other Company reports and documents. These risks include but are not limited to, the following risk factors.

REGULATORY RISKS

•	The Company may not always be able to successfully comply with the regulatory requirements for Licensed Producers as set out by the ACMPR and Health Canada;

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The laws, regulations and guidelines generally applicable to the medical cannabis industry may change in ways unforeseen by the Company, changes with respect to the reimbursement program established for Veterans or the cancellation thereof and the potential implementation of a legal framework regulating the recreational market for cannabis;

•	If MedReleaf is not able to comply with all safety, health and environmental regulations applicable to its operations, it may be held liable for any breaches thereof; and

•	The Company (and all other Licensed Producers) are constrained by law in their ability to market their products.

LEGAL RISKS

•	The Company may be subject to product liability claims;

•	The Company may become subject to liability arising from any fraudulent or illegal activity by its employees, contractors, and consultants;

•	The Company may be subject to litigation in the ordinary course of its business; and

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The Company may be subject to risks related to the protection and enforcement of its intellectual property rights, and may become subject to allegations that the Company is in violation of intellectual property rights of third parties.

FINANCIAL RISKS

•	The Markham and Bradford Facilities are integral to the Company’s business, financial condition, and results of operations;

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The Company will seek to maintain adequate insurance coverage in respect of the risks faced by it, however, premiums for such insurance may not continue to be commercially justifiable and there may be coverage limitations and other exclusions which may not be sufficient to cover potential liabilities faced by the Company;

•	MedReleaf may not be able to secure adequate or reliable sources of funding required to operate its business and meet consumer demand for its products;

•	The Company’s credit facilities may impose limitations on the types of transactions or financial arrangements required to adequately manage the Company’s business; and

•	Management may not be able to successfully implement adequate internal controls over financial reporting.

BUSINESS RISKS

•	The Company is dependent upon its Licences for the ability to grow, store and sell medical cannabis and other products derived therefrom;

•	The medical cannabis industry and market is relatively new in Canada, and the Company may ultimately be unable to succeed in this new industry and market;

•	The Company may compete for market share with other companies, including licensed producers, which may have longer operating histories and more manufacturing and marketing experience than the Company;

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The Company may be unable to attract or retain key personnel with sufficient experience in the medical cannabis industry, and may prove unable to attract, develop, and retain additional employees required for the Company’s development and future success;

•	MedReleaf may seek to expand its business and operations into jurisdictions outside of Canada, and there are risks associated with doing so;

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The Company may enter into strategic alliances, or expand the scope of currently existing relationships with third parties with whom it believes will have a beneficial impact on its business, financial condition and results of operation and there are risks associated with such activities;

•	The Company may not be able to transport its medical cannabis products to patients in a safe and efficient manner;

•	MedReleaf may not be able to successfully develop new products or find a market for their sale;

•	MedReleaf may be unable to expand its operations in accordance with patient demand or to manage its operations beyond their current scale;

•	Management has limited experience with the requirements and demands of managing a publicly-traded company;

•	The proposed Arrangement Agreement between MedReleaf and Aurora may impose certain risks on the Company’s current operations;

•	If the proposed Arrangement Agreement is not completed, the market price of the Common Shares may decline and the Company’s business may suffer;.and

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The Company may not be able to meet the increased demand associated with the legalization of the recreational market; conversely, the legalization of the recreational market may result in an over-supply in the cannabis industry that could impact the Company’s operations.

RISKS INHERENT IN AN AGRICULTURAL BUSINESS

•	Access to certain key inputs such as raw materials, electricity, water and other utilities, and certain providers thereof, may be required to maintain a successful cannabis growing operation; and

•	The Company is subject to risks inherent in an agricultural business.

PERCEPTION RISKS

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Future clinical research studies on the effects of medical cannabis may lead to conclusions that dispute or conflict with the Company’s understanding and belief regarding the medical benefits, viability, safety, and efficacy of cannabis for medical purposes;

•	The Company’s cannabis-based pharmaceutical products may be the subject to recalls for a variety of reasons;

•	MedReleaf, or the medical cannabis industry more generally, may receive unfavourable publicity or become subject to negative consumer perception;

•	Third parties with whom the Company does business may perceive themselves as being exposed to reputational risk as result of their relationship with the Company; and

•	Certain events or developments in the medical cannabis industry more generally may impact MedReleaf’s reputation.

GENERAL RISKS

•	The Company may experience breaches of security at its facilities or in respect of electronic documents and data storage and may face risks related to breaches of applicable privacy laws;

•	The Company may not be able to develop and maintain lasting consumer relationships with patients;

•	The Company may not be able to successfully identify and execute future acquisitions or dispositions, or to successfully manage the impacts of such transactions on its operations;

•	Conflicts of interest may arise between MedReleaf and its directors and officers as a result of other business activities undertaken by such individuals;

•	The Company may be subject to risks related to its information technology systems, including cyber-attacks; and

•	The Company may face disruption in connection with labour organization efforts.

For a more detailed description of the various risks associated with the Company, refer to the AIF under the heading “Risk Factors”, which is available under the Company’s SEDAR profile at www.sedar.com.